August 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:        Expion360 Inc. (CIK: 0001894954)

Registration Statement No. 333-280996 on Form S-1, as amended (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 P.M., Eastern Time, on August 6, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

By: AEGIS CAPITAL CORP.

By: /s/ Robert Eide

Name: Robert Eide

Title: Chief Executive Officer